January 29, 2007

Dear Stockholder:

I am pleased to invite you to attend the 2007 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Thursday, March 29, 2007, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw a previously submitted proxy at that time.

Sincerely yours,



Dwight W. Decker
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road   **5221 California Avenue**
Woburn, MA 01801   **Irvine, CA 92617**
(781) 376-3000   **(949) 231-3000**

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, MARCH 29, 2007

To the Stockholders of Skyworks Solutions, Inc.:

The 2007 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Thursday, March 29, 2007, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect three members of the Board of Directors of the Company to serve as Class II directors with terms expiring at the 2010 annual meeting of stockholders.

2. To ratify the selection by our Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2007.

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on January 29, 2007, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your vote in person at the Annual Meeting will not be effective unless you have obtained and present a proxy issued in your name from the broker.

By Order of the Board of Directors,



MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
January 29, 2007

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road	**5221 California Avenue**
Woburn, MA 01801	**Irvine, CA 92617**
(781) 376-3000	**(949) 231-3000**

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m., local time, on Thursday, March 29, 2007, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts or at any adjournment or post-ponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial state-ments and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended September 29, 2006, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about February 5, 2007.

Only stockholders of record at the close of business on January 29, 2007 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of January 29, 2007, there were 163,156,053 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), the broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, the broker will be entitled to vote the shares with respect to "discretionary" items as described below but will not be permitted to vote the shares with respect to "non-discretionary" items (in which case any shares voted by the broker will be treated as "broker non-votes"). If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the issued and outstanding common shares entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has indicated that it does not have discretionary voting authority, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote and, therefore, the three nominees who receive the most votes will be elected. Stockholders will <u>not</u> be allowed to cumulate their votes in the election of directors. Accordingly, abstentions, which will not be voted, will not affect the outcome of the election of the nominees to the Board of Directors. In addition, the election of directors is a "discretionary" matter on which a broker (or other nominee) is authorized to vote in the absence of instruction from the beneficial owner.

Regarding Proposal 2, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on such matter, is required for approval. Proposal 2 involves a matter on which a broker (or other nominee) does have discretionary authority to vote. With respect to Proposal 2 an abstention will have the same effect as a "no" vote. There are no proposals involving matters on which a broker (or other nominee) does not have discretionary authority to vote. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Allan M. Kline, were selected by the Board of Directors and are officers of the Company. Each executed proxy returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the three nominees to the Board of Directors and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2007 fiscal year.

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of January 12, 2007, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of January 12, 2007; (ii) the

Named Executives (as defined herein under the heading "Compensation of Executive Officers and Directors"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"), is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of January 12, 2007, there were 163,093,941 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within 60 days of January 12, 2007, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Fidelity Management & Research Company	18,261,681(3)	11.1%
David J. Aldrich	2,047,740(4)	1.2%
Kevin D. Barber	403,580(5)	(*)
Kevin L. Beebe	45,000	(*)
Moiz M. Beguwala	368,028(6)	(*)
Dwight W. Decker	1,232,656(6)	(*)
Timothy R. Furey	176,250	(*)
Liam K. Griffin	493,835(4)	(*)
Balakrishnan S. Iyer	451,037	(*)
Allan M. Kline	296,654(4)(7)	(*)
Thomas C. Leonard	147,807	(*)
David P. McGlade	26,250	(*)
David J. McLachlan	133,850	(*)
Robert A. Schriesheim	0	(*)
Gregory L. Waters	442,244(4)	(*)
All directors and executive officers as a group (17 persons)	6,933,807(4)(5)(6)(7)	4.1%

* Less than 1%

(1) Unless otherwise noted, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801 and stockholders have sole voting and investment power with respect to shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of January 12, 2007 (the "Current Options"), as follows: Aldrich — 1,634,628 shares under Current Options; Barber — 403,580 shares under Current Options; Beebe — 45,000 shares under Current Options; Beguwala — 355,994 shares under Current Options; Decker — 1,181,326 shares under Current Options; Furey — 176,250 shares under Current Options; Griffin — 359,766 shares under Current Options; Iyer — 444,955 shares under Current Options; Kline — 257,266 shares under Current Options; Leonard — 101,250 shares under Current Options; McGlade — 26,250 shares under Current Options; McLachlan — 131,250 shares under Current Options; Schriesheim — 0 shares under Current Options; Waters — 326,016 shares under Current Options; directors and executive officers as a group (17 persons) — 5,942,811 shares under Current Options.

(3) Consists of shares beneficially owned by FMR Corp., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and Fidelity Management Trust Company ("Fidelity Trust") and indirect ownership of Pyramis Global Advisors Trust Company ("PGATC"). Fidelity Research, an investment

advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 17,589,481 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. Fidelity Trust, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 31,900 shares as a result of its serving as investment manager of the institutional account(s). PGATC, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 640,300 shares as a result of its serving as investment manager of institutional accounts owning such shares. Of the shares beneficially owned, FMR Corp. (through its ownership Fidelity Research, Fidelity Trust and PGATC) has sole voting power with respect to 593,800 shares and sole disposition power with respect to 18,261,681 shares. The address of Fidelity Research and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 53 State Street, Boston, Massachusetts 02109. With respect to the information relating to the affiliated FMR Corp. entities, the Company has relied on information supplied by FMR Corp.on a Schedule 13G filed with the SEC on January 10, 2007.

(4) Includes shares held in the Company's 401(k) savings plan.

(5) Mr. Barber resigned his position as an executive officer of the Company on October 18, 2006, and his employment was terminated on December 31, 2006.

(6) Includes shares held in savings plan(s) of Conexant Systems, Inc., resulting from the distribution of Skyworks' shares for shares of Conexant Systems, Inc. held in those plans in connection with the merger of the wireless communications business of Conexant Systems, Inc. with Alpha Industries, Inc. on June 25, 2002.

(7) Includes 250 shares of Company common stock held in trust for the benefit of other persons, as to all of which Mr. Kline disclaims beneficial ownership.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. In connection with Mr. Robert A. Schriesheim's appointment as a director on May 11, 2006, the Board of Directors increased its size from nine (9) to ten (10) members. Accordingly, the Board of Directors currently is composed of ten (10) members: three Class I directors, three Class II directors and four Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually.

In compliance with the provisions of the Company's certificate of incorporation and by-laws, Mr. Schriesheim was appointed as a Class I director in order to most nearly achieve equality of number of directors among the three designated classes. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the authorized number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and has been duly qualified or until his earlier death, resignation or removal.

Messrs. Beebe, Furey and McLachlan have been nominated for election as Class II directors to hold office until the 2010 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees.

Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person. No director, director nominee or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Set forth below is summary information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" THE NOMINEES LISTED BELOW**

Nominee's or Director's Name (and Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
Kevin L. Beebe (2004)(1)(2)(3)	Non-Employee Director	2010	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2010	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director	2010	II
Continuing Directors:			
Balakrishnan S. Iyer (2002)	Non-Employee Director	2009	I
Thomas C. Leonard (1996)	Non-Employee Director	2009	I
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director	2009	I
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2008	III
Moiz M. Beguwala (2002)	Non-Employee Director	2008	III
Dwight W. Decker (2002)	Non-Employee Director and Chairman of the Board	2008	III
David P. McGlade (2005)(1)(2)(3)	Non-Employee Director	2008	III

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company, his age and position with the Company as of January 29, 2007:

Name	Age	Title
Dwight W. Decker	56	Chairman of the Board
David J. Aldrich	49	President, Chief Executive Officer and Director
Kevin L. Beebe	47	Director
Moiz M. Beguwala	60	Director
Timothy R. Furey	48	Director
Balakrishnan S. Iyer	50	Director
Thomas C. Leonard	72	Director
David P. McGlade	46	Director
David J. McLachlan	68	Director
Robert A. Schriesheim	46	Director
Allan M. Kline	61	Vice President and Chief Financial Officer
Liam K. Griffin	40	Senior Vice President, Sales and Marketing
George M. LeVan	61	Vice President, Human Resources
Stanley A. Swearingen, Jr.	47	Vice President and General Manager, Linear Products
Mark V.B. Tremallo	50	Vice President, General Counsel and Secretary
Gregory L. Waters	46	Executive Vice President and General Manager, Front-End Solutions

Dwight W. Decker, age 56, has been Chairman of the Board of Directors since June 2002. Dr. Decker has also served as Chairman of the Board of Conexant Systems, Inc. (a publicly traded broadband communication semiconductor company) since December 1998 and has served as a director of Conexant since 1996. Since November 2004, Dr. Decker has also served as Conexant's Chief Executive Officer, a position he previously held from December 1998 until March 2004. He served as Senior Vice President of Rockwell International Corporation (now, Rockwell Automation, Inc.) (an electronic controls and communications company) and President, Rockwell Semiconductor Systems (now Conexant) from July 1998 to December 1998; Senior Vice President of Rockwell; and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is also a director of Mindspeed Technologies, Inc. (a publicly traded networking infra-structure semiconductor company), Pacific Mutual Holding Company (a privately held life insurance company) and Jazz Semiconductor, Inc. (a privately held semiconductor wafer foundry). He is also a director or member of numerous professional and civic organizations.

David J. Aldrich, age 49, has served as President, Chief Executive Officer, and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division.

Kevin L. Beebe, age 47, has been a director since January 2004. He has been Group President of Operations at ALLTEL Corporation (a publicly traded telecommunications services company)since 1998. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360o Corporation (a wireless communication company). He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

Moiz M. Beguwala, age 60, has been a director since June 2002. He is an executive employee of Conexant Systems, Inc., and served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of SIRF Technology (a publicly traded GPS semiconductor solutions company) and RF Magic (a privately held semiconductor company).

Timothy R. Furey, age 48, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 50, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from December 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Invitrogen Corporation, Power Integrations, QLogic Corporation, and IHS, Inc. (each a publicly traded company).

Thomas C. Leonard, age 72, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years' experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 46, has been a director since February 2005. Since April 2005, he has served as the Chief Executive Officer and a director of Intelsat Ltd. (a privately held worldwide provider of satellite communications services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK, a subsidiary of mmO2, a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS; Chief Executive Officer and co-founder of Pure Matrix, a U.S. software company that enables the creation of services on mobile phones; Chief Executive Officer of CatchTV, an Internet/TV convergence company; and Vice President, Operations at TCI.

David J. McLachlan, age 68, has been a director since 2000. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme Corporation from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Boards of Directors of Dyax Corp. (a publicly traded biotechnology company) and HearUSA, Ltd. (a publicly traded hearing care services company).

Robert A. Schriesheim, age 46, has been a director since 2006. Mr. Schriesheim has been Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider) since October 2006, and a director since May 2006. Previously, he was affiliated with ARCH Development Partners, LLC (a seed stage venture capital fund) since August 2002, and served as a managing general partner since January 2003. From February 1999 to March 2002, Mr. Schriesheim served in various capacities including as Executive Vice President of Corporate Development , Chief Financial Officer, and a director, of Global Telesystems, Inc. ("GTS") (a London, England-based, publicly traded provider of telecommunications, data and related services). In 2001, to facilitate its sale, Mr. Schriesheim led GTS through a pre arranged filing under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc. (a private equity firm). From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation (a communications company). From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dunn & Bradstreet. Mr. Schriesheim is also a director of Dobson Communications Corp. (a publicly traded wireless services communications company), as well as several private technology companies. Mr. Schriesheim has an A.B. degree from Princeton University and an M.B.A. degree from the University of Chicago Graduate School of Business.

Allan M. Kline, age 61, has been Vice President and Chief Financial Officer since January 2004. From May 2003 until January 2004, Mr. Kline served as Chief Financial Officer of Fibermark, Inc. (a producer of specialty fiber-based materials), which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on November 15, 2004. Prior to this, from June 1996 to February 2002, Mr. Kline served as Chief Financial Officer for Acterna Corporation (a global communications test and management company), which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. He has also served as Chief Financial Officer for CrossComm Corp. (a provider of internetworking systems) from 1995 to 1996 and for Cabot Safety Corporation, a subsidiary of Cabot Corporation (a basic materials manufacturer) from 1990 to 1994. Mr. Kline was also a Vice President at O'Connor, Wright Wyman, Inc. (a merger and acquisition advisory firm) from August 2002 to May 2003, and served on the Board of Directors of Acterna and CrossComm. Mr. Kline also serves as a director of the Massachusetts Network Communications Council. He began his career at Arthur Young & Co. in 1969, where he was a partner for six years.

Liam K. Griffin, age 40, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

George M. LeVan, age 61, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Stanley A. Swearingen, Jr., age 47, joined the Company in August 2004 and serves as Vice President and General Manager, Linear Products. Prior to joining Skyworks, from November 2000 to August 2004, Mr. Swearingen was Vice President and General Manager of Agere Systems' Computing Connectivity division, where he was responsible for the design and manufacturing of wired and wireless connectivity solutions. Prior to this, from July 1999 to November 2000, he served as President and Chief Operating Officer of Quantex Microsystems (a direct provider of personal computers, servers and Internet infrastructure products). He has also held senior management positions at National Semiconductor, Cyrix and Digital Equipment Corp.

Mark V.B. Tremallo, age 50, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider), which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 46, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at

Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

As part of the terms of the merger of the wireless communications business of Conexant Systems, Inc. with and into Alpha Industries, Inc. on June 25, 2002 (the "Merger"), four designees of Conexant — Donald R. Beall (who retired as a director in April 2005), Moiz M. Beguwala, Dwight W. Decker and Balakrishnan S. Iyer — were appointed to our Board of Directors. Each of the remaining three Conexant designees to our Board of Directors continues to have a business relationship with Conexant. Mr. Decker currently serves as the chief executive officer and chairman of the board of Conexant. Mr. Iyer currently serves as a non-employee director of Conexant. Mr. Beguwala is a current employee, as well as a former executive officer, of Conexant.

CORPORATE GOVERNANCE

General

Board of Director and Stockholder Meetings: The Board of Directors met nine (9) times during the fiscal year ended September 29, 2006 ("fiscal year 2006"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served in fiscal year 2006. The Company's policy is that directors are encouraged to attend the annual meeting of stockholders and expected to do so when such meeting is held in conjunction with a regularly scheduled meeting of the Board of Directors. Two (2) members of the Board of Directors attended the 2006 annual meeting of stockholders.

Board of Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company within the meaning of applicable NASDAQ Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com*.

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present three (3) times during fiscal year 2006. Members of the Nominating and Corporate Governance Committee rotate as presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, as well as a Code of Ethics For Principal Financial Officers. Links to these codes of ethics are on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: Skyworks has established a separately designated Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Mr. McLachlan, who serves as the chairman, and Messrs. Beebe, McGlade and Schriesheim. The Board of Directors has determined that each of the members of the committee is independent within the meaning of applicable NASDAQ Rules and Rule 10A-3 under the Exchange Act. The Board of Directors has determined that each of the Chairman of the Audit Committee, Mr. McLachlan, and Mr. Schriesheim, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. The Audit Committee met nine (9) times during fiscal year 2006.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is attached to this Proxy Statement as an Appendix and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2006.

Compensation Committee: The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe, McGlade and Schriesheim, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules. The Compensation Committee met four (4) times during fiscal year 2006. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Mr. Beebe, who serves as the chairman, and Messrs. Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met two (2) times during fiscal year 2006. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of

Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.

- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.

- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:

  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;

  - Leadership or substantial achievement in their particular fields;

  - Demonstrated ability to exercise sound business judgment;

  - Integrity and high moral and ethical character;

  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;

  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;

  - Ability to work well with others;

  - High degree of interest in the business of the Company;

  - Dedication to the success of the Company;

  - Commitment to the responsibilities of a director; and

  - International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements promulgated by the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company's voting stock.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the committee not later than October 16, 2007, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;

- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;

- Name of the individual recommended for consideration as a director nominee;

- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;

- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and The NASDAQ Stock Market, Inc.;

- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and

- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises Messrs. Beebe, Furey, McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No such member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

PROPOSAL 2

**RATIFICATION OF THE SELECTION OF KPMG LLP AS
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY**

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending September 28, 2007 ("fiscal year 2007"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended September 29, 2006, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2007.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR"
THE RATIFICATION OF THE SELECTION OF KPMG LLP
AS THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM OF THE COMPANY**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of four directors, each of whom is independent within the meaning of applicable NASDAQ Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended September 29, 2006 results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also received written disclosures and a letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm such firm's independence vis-à-vis the Company.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 29, 2006, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
David P. McGlade
David J. McLachlan, *Chairman*
Robert A. Schriesheim

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2006 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2006. The following table summarizes the fees of KPMG LLP billed to us for the last two fiscal years.

Fee Category	Fiscal Year 2006	% of Total	Fiscal Year 2005	% of Total
Audit Fees-Financial Statement Audit.............	$ 811,000	61%	$ 615,900	47%
Audit Fees-Section 404 of Sarbanes-Oxley	493,000	37%	684,500	52%
Total Audit Fees(1)............................	$1,304,000	98%	$1,300,400	99%
Audit-Related Fees(2)..........................	8,000	0%	15,250	1%
Tax Fees(3)..................................	26,000	2%	—	0%
All Other Fees(4)	2,000	0%	3,000	0%
Total Fees	$1,340,000	100%	$1,318,650	100%

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2006 and fiscal 2005.

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal year 2005 and fiscal year 2006 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to an employee benefit plan audit, registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $26,000 and $0 of the total tax fees for fiscal year 2006 and 2005, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2006 and 2005 consist of licenses for accounting research software.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the IRC and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components of the compensation to be paid to the Chief Executive Officer of Skyworks, each of the Company's executive officers, and any other officers or employees who report directly to the Chief Executive Officer (collectively, the "Senior Executives"). The committee approves and periodically evaluates the Company's compensation policies applicable to the Senior Executives, including the Chief Executive Officer, and reviews the performance of such Senior Executives. The committee believes that executive compensation should be directly linked to corporate performance and increases in stockholder value. Its objectives are to provide: (1) levels of compensation that enable Skyworks to attract and retain key talent needed to obtain its business objectives; (2) variable compensation opportunities linked directly to Company performance; and (3) stock-based compensation opportunities that link executive compensation to stockholder value. The elements of compensation for the Senior Executives are base salary, short-term cash incentives, and long-term stock-based awards.

Compensation for Skyworks' Senior Executives, including salary, short-term cash incentives and long-term stock-based incentives, is established at levels intended to be competitive with the compensation of comparable executives in similar companies. In determining competitive compensation standards, the Compensation Committee utilized studies from third-party compensation consultants at Aon/Radford Consulting on executive compensation in comparable high technology and semiconductor companies. At the request of the committee, Aon/Radford Consulting, assisted by management, selected, as a comparator, a peer group of 17 publicly-traded, U.S.-based corporations with which the Company may compete in recruiting executive talent. The comparator group selected has been approved by the committee. Following a review of these studies, the Compensation Committee established base salaries, short-term cash incentive targets and long-term stock-based awards. Base salaries and long-term stock-based awards were generally targeted at the market median, and in certain instances were targeted closer to the 75th percentile of the Company's peers based on roles, responsibilities and performance. Total cash compensation (i.e., base salary plus short-term cash incentive) was also targeted at the market median with the opportunity for executives to earn above the market median based on performance. In establishing individual compensation, the Compensation Committee considers the individual experience and performance of the executive, as well as the performance of Skyworks. The Chief Executive Officer is not present during voting or deliberations of the Compensation Committee concerning his compensation. However, the Compensation Committee does consider the recommendations of the Chief Executive Officer regarding the compensation of the other Senior Executives. These recommendations include an assessment of the individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the competitive environment for attracting and retaining executives. In light of the considerations discussed above in determining base salaries, and the recommendations of the Compensation Committee's compensation consultant, the committee increased the base salaries of the Senior Executives an average of 4% effective for the fiscal year ended September 29, 2006. Given the Company's performance in fiscal year 2005, the Company's Chief Executive Officer did not receive a salary increase for the fiscal year ended September 29, 2006.

Short-term cash incentive compensation for each Senior Executive is established annually by the Compensation Committee by tying a significant portion of each Senior Executive's total cash compensation to the Company's accomplishment of specific financial objectives. The Compensation Committee established aggressive forward-looking financial targets for Skyworks' Senior Executives for fiscal year 2006. During fiscal year 2006, the Company's financial performance did not meet these targets. Accordingly, no annual cash incentive payments were made to the Chief Executive Officer or any of the other Senior Executives for fiscal year 2006.

The Compensation Committee currently provides Senior Executives with long-term stock-based compensation under Skyworks' 2005 Long-Term Incentive Plan. In the past, the Compensation Committee typically awarded nonqualified stock options under its stock-based compensation plans. Given the mandate of the expensing of stock-based compensation awards, the Company has started to grant alternative equity vehicles, such as restricted stock. The committee determines who should receive grants, when grants should be made, the type of grants to be made, the applicable vesting schedules and the number of shares subject to each award. These grants are intended to tie the value of Senior Executives' compensation to the long-term value of Skyworks' common stock. The stock-based awards granted by the committee typically utilize vesting periods in order to encourage key employees to remain employed by Skyworks. In general, the Compensation Committee bases its decisions regarding the grant of stock-based awards on recommendations of management and the committee's third-party compensation consultant, with the intention of keeping the executives' overall compensation, including the stock-based component of that compensation, at a competitive level with the Skyworks' comparator group. The Compensation Committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its stock-based compensation plans, the number of options and shares held by the Senior Executive for whom an award is being considered and the other elements of the Senior Executive's compensation, as well as the Company's compensation objectives and policies described above. As with the determination of base salaries and short-term cash incentives, the Committee exercises subjective judgment and discretion in view of the above criteria. During fiscal year 2006, the Compensation Committee granted a combination of restricted stock and stock options to each of the Senior Executives under stock-based compensation plans, targeted at the market median of the Company's peers, with adjustments to reflect roles within the Company, individual performance and current equity holdings.

Skyworks also permits Senior Executives and other employees to purchase Skyworks common stock at a discount through the Company's Employee Stock Purchase Plan. Skyworks' employees, including the Senior Executives, may also participate in the Company's 401(k) Plan, under which Skyworks' employer contribution has in recent years been made in the form of Skyworks common stock. The committee believes that these programs, along with stock-based awards, provide the Senior Executives with the opportunity to acquire long-term stock ownership positions, and help to align the executives' interests with stockholders' interests. The committee believes that this directly motivates Senior Executives to maximize long-term stockholder value.

In the past, a component of executive compensation provided executives and other highly compensated employees with a means to defer recognition of income. Certain Senior Executives designated by the Compensation Committee were eligible to participate in this Executive Compensation Plan, which is discussed in the *"Executive Compensation"* section of this Proxy Statement. As a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to this plan.

With regard to Mr. Aldrich, the Company's President and Chief Executive Officer, the Compensation Committee made an overall assessment of Mr. Aldrich's leadership in establishing and executing long-term and short-term strategic, operational and business goals for the Company. Additionally, as part of the review process, the Compensation Committee assessed Skyworks' financial and business results compared to the Company's semiconductor peers; Skyworks' financial performance relative to its financial performance in prior periods; Skyworks' market competitiveness as measured by new business creation and product generation; and the health of the Skyworks organization as measured by the ability to attract and retain key employees. As a result of this review, the Compensation Committee awarded a mix of base salary and short-term cash incentive, along with a long-term, stock-based award, designed to align Mr. Aldrich's compensation with the performance of Skyworks. The resulting total cash compensation was targeted at the market median of chief executive officers of the comparator group utilized by the Committee's third-party compensation consultants. As a result of the Company's performance in fiscal year 2005, Mr. Aldrich did not receive a salary increase for fiscal year 2006. During fiscal year 2006, Mr. Aldrich received a base salary of $552,000, which was between the 50th and 75th percentile of this peer group. As discussed above, the Compensation Committee also established aggressive forward-looking financial targets for Mr. Aldrich for fiscal year 2006. During fiscal year 2006, the Company's financial performance did not meet these targets, resulting in no annual cash incentive payment being made to Mr. Aldrich for fiscal year 2006. Mr. Aldrich also received a combination of restricted stock and stock options in fiscal year 2006 with a Black-Scholes value between the 25th and 50th percentile of the Company's peers.

Section 162(m) of the IRC limits the tax deductibility by a publicly held corporation of compensation in excess of $1 million paid to certain of its executive officers. However, this deduction limitation does not apply to certain "qualified performance-based compensation" within the meaning of the IRC and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m), and it is the Compensation Committee's intention to structure executive compensation to minimize the application of the deduction limitations of Section 162(m) insofar as consistent with the Compensation Committee's overall compensation objectives.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, *Chairman*
David P. McGlade
Robert A. Schriesheim

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table presents information about total compensation during the last three completed fiscal years for the Chief Executive Officer and the four next most highly compensated persons serving as executive officers during the year, as well as a non-executive officer whose compensation would have been required to be disclosed but for the fact the employee was not serving as an executive officer at the end of fiscal year 2006 (the "Named Executives").

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Annual Compensation | | Long-Term Compensation Awards | | All Other Compensation(2) |
		Salary	Bonus	Restricted Stock Awards($) (1)	Securities Underlying Options(#)	
David J. Aldrich.........	2006	$552,031	$ —	$748,500	250,000	$11,260
President and	2005	$549,800	$ —	$391,940	274,254	$10,804
Chief Executive Officer	2004	$527,539	$1,060,000	—	500,000	$12,608
Kevin D. Barber(3)	2006	$350,300	$ —	$149,700	60,000	$ 9,969
Senior Vice President	2005	$342,700	$ —	$ 92,222	64,530	$ 9,464
and General Manager,	2004	$329,646	$ 397,000	—	210,000(4)	$13,397
Mobile Platforms						
Liam K. Griffin	2006	$316,200	$ —	$174,650	70,000	$23,594(5)
Senior Vice President,	2005	$298,000	$ —	$ 92,222	64,530	$ 9,445
Sales and Marketing	2004	$278,769	$ 336,000	—	110,000	$ 8,298
Allan M. Kline(6)	2006	$344,300	$ —	$149,700	60,000	$12,501
Vice President, Chief	2005	$336,700	$ —	$ 92,222	64,530	$11,716
Financial Officer	2004	$237,500	$ 390,000	—	280,000(7)	$ 6,413
Gregory L. Waters	2006	$349,800	$ —	$249,500	100,000	$ 9,641
Executive Vice President	2005	$318,900	$ —	$ 92,222	64,530	$46,590(8)
	2004	$295,385	$ 360,000	—	100,000	$22,039(8)

(1) Amounts shown represent the dollar value of the restricted stock awards based on the closing price of the Company's common stock on the respective grant dates. All restricted stock awards were made under the Company's 2005 Long-Term Incentive Plan. On November 8, 2005, the following restricted stock awards were made: Mr. Aldrich, 150,000 shares; Mr. Barber, 30,000 shares; Mr. Griffin, 35,000 shares; Mr. Kline, 30,000 shares; and, Mr. Waters, 50,000 shares. The dollar value shown above with respect to each person listed in the table is based upon the closing price of the Company's common stock on the date of grant ($4.99). All restricted stock awards made during fiscal year 2006 vest over four (4) years in two (2) equal installments, beginning on November 8, 2008, and ending on November 8, 2009; provided, however, that if the closing price of Skyworks' common stock meets certain annual performance targets, 50% of the restricted shares were eligible to vest as early as November 8, 2006, and the remaining 50% of the restricted shares could vest as early as November 8, 2007. On November 8, 2006, the first installment of these restricted stock awards vested as the Company's stock met its annual performance metric. On May 10, 2005, the following restricted stock awards were made: Mr. Aldrich, 75,373 shares; and, Messrs. Barber, Griffin, Kline, and Waters, 17,735 shares each. The dollar value shown above with respect to each person listed in the table is based upon the closing price of the Company's common stock on the grant date ($5.20). All restricted stock awards made during fiscal year 2005 vest 25% per year on each of the first four anniversaries of the grant date. As of September 29, 2006, the aggregate number of shares of restricted stock held by each of the Named Executives, and the dollar value of such shares, was as follows: Mr. Aldrich, 219,390 shares ($1,138,634); Mr. Barber, 46,149 shares ($239,513); Mr. Griffin, 51,327 shares ($266,387); Mr. Kline, 46,327 shares ($240,437); Mr. Waters, 66,327 shares ($344,237). The dollar values are based upon the closing price of the Company's common stock on September 29, 2006 ($5.19).

(2) "All Other Compensation" includes the Company's contributions to each Named Executive's 401(k) plan account, the cost of group term life insurance premiums, and de minimis service awards.

(3) Mr. Barber resigned his position as an executive officer of the Company on October 18, 2006, and his employment was terminated on December 31, 2006.

(4) Mr. Barber received an annual stock option grant to purchase 110,000 shares in January 2004, and a one-time stock option grant to purchase 100,000 shares in connection with his promotion to Senior Vice President and General Manager, RF Solutions in November 2003.

(5) This amount includes $14,264 in relocation benefits received by Mr. Griffin in fiscal year 2006.

(6) Mr. Kline joined the Company as an executive officer on January 5, 2004.

(7) As an incentive for joining the Company, Messrs. Kline and Waters received one-time new hire stock option grants to purchase 280,000 shares and 225,000 shares, respectively.

(8) Mr. Waters joined the Company on April 17, 2003, and was appointed an executive officer on February 6, 2004. As an incentive for joining the Company, Mr. Waters received a sign on bonus of $60,000. Mr. Waters also received $37,413 and $9,591 in relocation benefits in fiscal years 2005 and 2004, respectively, which is included in "All Other Compensation."

The following tables provide information about stock options granted to and exercised by each of the Named Executives in fiscal year 2006, if any, and the value of options held by each at September 29, 2006.

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
| | Number of Securities Underlying Options Granted(#) | Percent of Total Options Granted to Employees in Fiscal Year(%) | Exercise or Base Price ($/Share) | Expiration Date | | |
Name					5%	10%
David J. Aldrich	250,000	6.7	$4.99	11/8/2012	$507,858	$1,183,525
Kevin D. Barber	60,000	1.6	$4.99	11/8/2012	$121,886	$ 284,046
Liam K. Griffin	70,000	1.9	$4.99	11/8/2012	$142,200	$ 331,387
Allan M. Kline	60,000	1.6	$4.99	11/8/2012	$121,886	$ 284,046
Gregory L. Waters......	100,000	2.7	$4.99	11/8/2012	$203,143	$ 473,410

The options vest at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination. The assumed annual rates of stock price appreciation stated in the table are dictated by regulations of the SEC, and are compounded annually for the full term of the options. These assumptions do not reflect our estimates of future stock price growth and actual outcomes may differ.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

| | Shares Acquired On Exercise(#) | Value Realized($) | Number of Securities Underlying Unexercised Options at September 29, 2006(#) | | Value of Unexercised In-The-Money Options at September 29, 2006($) | |
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Aldrich	4,000	$16,420	1,503,564	455,690	$101,940	$50,000
Kevin D. Barber........	—	$ —	347,447	158,397	$ 15,000	$12,000
Liam K. Griffin	—	$ —	326,133	118,397	$ 10,000	$14,000
Allan M. Kline.........	—	$ —	156,133	248,397	$ —	$12,000
Gregory L. Waters......	—	$ —	284,883	204,647	$ —	$20,000

The values of unexercised options in the foregoing table are based on the difference between the $5.19 closing price of Skyworks' common stock on September 29, 2006, the end of the 2006 fiscal year, on the NASDAQ Global Select Market, and the respective option exercise price.

LONG-TERM INCENTIVE AWARDS

There were no long-term incentive awards granted to any Named Executives for fiscal year 2006.

EXECUTIVE COMPENSATION

Our executives are eligible for awards of nonqualified stock options, restricted stock, and other stock-based awards under our applicable stock-based compensation plans. These stock-based compensation plans are administered by the Compensation Committee of the Board of Directors. Generally, the exercise price at which an executive may purchase Skyworks' common stock pursuant to a stock option is the fair market value of Skyworks' common stock on the date of grant. Stock options are granted subject to restrictions on vesting, with equal portions of the total grant typically vesting over a period of four years. Our stock options are subject to termination (after certain grace periods) upon termination of employment, disability or death. Restricted stock awards involve the issuance of shares of common stock that may not be transferred or otherwise encumbered, subject to certain exceptions, for varying amounts of time, and which will be forfeited, in whole or in part, if the executive terminates his or her employment with Skyworks prior to the restrictions lapsing.

The Named Executives were also eligible to receive short-term cash incentive compensation under which a percentage of each executive's total cash compensation is tied to the Company's accomplishment of specific financial objectives during fiscal year 2006. The Company did not achieve the financial objectives set by the Board of Directors, and therefore no short-term cash incentive payments were made to the Named Executives with respect to fiscal year 2006. Although in prior fiscal years, certain Named Executives were provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan"), an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never did so.

COMPENSATION OF DIRECTORS

Directors who are not employees of Skyworks are paid, in quarterly installments, an annual retainer of $30,000, plus an additional $1,000 for each Board of Directors meeting attended in person or $500 for each Board of Directors meeting attended by telephone. Effective beginning fiscal year 2005, the Chairman of the Board of Directors is paid an annual retainer of $45,000. Additional annual retainers are paid to the Chairman of the Audit Committee ($9,000); the Chairman of the Compensation Committee ($6,000); and the Chairman of the Nominating and Governance Committee ($2,500). In addition, Directors who serve on Committees in roles other than as Chairman are annually paid $3,000 (Audit Committee); $2,000 (Compensation Committee); and $1,250 (Nominating and Corporate Governance Committee). Each new non-employee director receives an option to purchase 45,000 shares of common stock immediately following the earlier of Skyworks' annual meeting of stockholders at which the director is first elected by the stockholders or following his initial appointment by the Board of Directors. Additionally, following each annual meeting of stockholders each non-employee director who is continuing in office or re-elected receives an option to purchase 15,000 shares of common stock. The exercise price of stock options granted to directors is equal to the fair market value of the common stock on the date of grant. Stock option grants to directors for fiscal years 2004, 2005 and 2006 were made under the 2001 Directors' Stock Option Plan. All options under the 2001 Directors' Stock Option Plan are non-qualified options, with a maximum ten (10) year term, that become exercisable in four (4) equal increments over a period of four (4) years from the date of grant.

In connection with his appointment to the Board of Directors, Mr. Schriesheim was granted an option to purchase 45,000 shares of common stock on May 11, 2006, at an exercise price equal to the fair market value of the common stock on the date of grant under our Directors' 2001 Stock Option Plan. In connection with their continued service on the Board of Directors, each of Messrs. Beebe, Beguwala, Decker, Furey, Iyer, Leonard,

McGlade and McLachlan was granted an option to purchase 15,000 shares of common stock on March 30, 2006, at an exercise price equal to the fair market value of the common stock on the date of grant.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of Skyworks. Mr. Aldrich's compensation as President and Chief Executive Officer of Skyworks is disclosed above.

SEVERANCE AGREEMENTS

Change of Control/Severance Agreement with Mr. Aldrich

In fiscal 2005, the Company entered into a Change of Control/Severance Agreement with Mr. David J. Aldrich (the "Aldrich Agreement"), the Company's Chief Executive Officer. The Aldrich Agreement sets out severance benefits that become payable if, within twenty-four (24) months of a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a severance payment equal to two and one-half (2½) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, a gross-up payment for any excise taxes incurred under Section 4999 of the IRC. The Aldrich Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under such circumstances will consist of the following: (i) a severance payment equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); and (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). The Aldrich Agreement also contains non-compete and non-solicitation provisions applicable to Mr. Aldrich while he is employed by the Company, and for a period of twenty-four (24) months following the termination of his employment.

Change of Control/Severance Agreements with Messrs. Griffin, Kline, and Waters

In fiscal 2005, the Company entered into a Change of Control/Severance Agreement with each of Mr. Liam K. Griffin, Mr. Allan M. Kline, and Mr. Gregory L. Waters (the "COC Agreements"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months of a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a severance payment equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs); (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of twenty-four (24) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, a gross-up payment for any excise taxes incurred under Section 4999 of the IRC. Each COC Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a severance payment equal to the sum of (x) one and one-half (1½) times his annual base salary and (y) any bonus then due; and (ii) all outstanding vested stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms). In the event the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). Each COC Agreement also contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company, and for a period of twenty-four (24) months following the termination of his employment.

Change of Control/Severance Agreement with Mr. Barber

In fiscal 2005, the Company also entered into a Change of Control/Severance Agreement with Mr. Kevin D. Barber (the "Barber Agreement"). The Barber Agreement sets out severance benefits that become payable if, within twelve (12) months of a change of control, the Mr. Barber either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Barber in such circumstances will consist of the following: (i) severance pay equal to two (2) times his total annual compensation for the previous twelve (12) months, including salary and bonus (with the bonus to be the greater of (x) the average bonus received for the three years prior to the year in which the change of control occurs or (y) the target bonus for the year in which the change of control occurs), with such severance to be paid, at the Company's election, in a lump sum payment at the time of termination or pro-rata over a period of twelve (12) months following termination; (ii) vesting of all outstanding stock options and any restricted stock, with such stock options remaining exercisable for a period of twenty-four (24) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) if applicable, gross-up payments for any excise (or other) taxes incurred under Sections 4999 and 409A of the IRC. The Barber Agreement also sets out severance benefits that become payable if, while employed by the Company, but not following a change of control, Mr. Barber is involuntarily terminated without cause. The severance benefits provided to Mr. Barber under such circumstance will consist of the following: (i) severance pay equal to the sum of (x) one and one-half (1½) times his annual base salary and (y) any bonus then due, with such severance to be paid pro-rata over a period of twelve (12) months following his termination; and (ii) all outstanding vested stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms). In the event of Mr. Barber's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms). The Barber Agreement also contains a non-solicitation provision applicable to Mr. Barber while he is employed by the Company, and for a period of twelve (12) months following the termination of his employment.

On October 18, 2006, Mr. Barber resigned his position as Senior Vice President and General Manager, Mobile Platforms of the Company. Pursuant to a concurrent amendment to Mr. Barber's severance and change in control agreement with the Company, Mr. Barber agreed to continue as a non-executive employee of the Company through December 31, 2006, at which time his employment was terminated. Upon such termination he began receiving the following severance benefits as set forth in the amended agreement: (i) severance pay equal to one and one-quarter (1¼) times his annual base salary, with such severance to be paid pro-rata over a period of twelve (12) months following his termination, and (ii) all of his outstanding vested stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms). Mr. Barber also agreed to execute, and has executed, a form of release of claims with the Company.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 as of September 29, 2006, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.



ANNUAL RETURN PERCENTAGE

	Fiscal Years Ended September 30,				
Company/Index	2002	2003	2004	2005	2006
Skyworks Solutions, Inc.	(76.61)	106.29	1.52	(29.73)	(26.07)
S&P 500 Index	(20.49)	26.75	11.80	10.57	10.79
S&P 500 Semiconductors	(36.38)	90.74	(19.43)	24.20	(7.85)

INDEXED RETURNS

	Base Period	Fiscal Years Ended September 30,				
Company/Index	2001	2002	2003	2004	2005	2006
Skyworks Solutions, Inc.	100	23.39	48.24	48.98	34.42	25.45
S&P 500 Index	100	79.51	100.78	112.67	124.58	138.03
S&P 500 Semiconductors	100	63.62	121.35	97.77	121.43	111.90

The stock price information shown on the above stock performance graph, annual return percentage table and indexed returns table are not necessarily indicative of future price performance. Information used on the graph and in the tables was obtained from Standard & Poor's, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

Skyworks' common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS." Prior to June 25, 2002, Skyworks' common stock was traded on the NASDAQ Market under the symbol "AHAA."

Stock-Based Compensation Plan Information

The Company maintains 10 stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1986 Long-Term Incentive Plan,

- the 1994 Non-Qualified Stock Option Plan

- the 1996 Long-Term Incentive Plan

- the Directors' 1997 Non-Qualified Stock Option Plan

- the 1999 Employee Long-Term Incentive Plan

- the Directors' 2001 Stock Option Plan

- the Non-Qualified Employee Stock Purchase Plan

- the 2002 Employee Stock Purchase Plan

- the Washington Sub, Inc. 2002 Stock Option Plan and

- the 2005 Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders.

A description of the material features of each such plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of September 29, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Stock-Based Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Stock-based compensation plans approved by security holders.........	9,775,965	$14.19	12,388,730(1)
Stock-based compensation plans not approved by security holders.........	21,121,969	$11.24	2,642,843(2)
Total	30,877,934(3)	$12.17	15,031,573

(1) No further grants will be made under the 1986 Long-Term Incentive Plan, the 1994 Non-Qualified Stock Option Plan and the Directors' 1997 Non-Qualified Stock Option Plan.

(2) No further grants may be made under the Washington Sub Inc. 2002 Stock Option Plan.

(3) Includes 7,545,744 options held by non-employees (excluding directors).

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-term Incentive Plan (the "1999 Employee Plan") provides for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002, in connection with the Merger. At the time of the spin-off of Conexant's wireless business, outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and Merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the Merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as may be described elsewhere in the Proxy Statement, the Company has no reportable "certain relationships and transactions."

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors, and (ii) the ratification of the selection of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2007. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of greater than 10% of our equity securities to file reports of holdings and transactions of securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and other information provided to us, with respect to our fiscal year ended September 29, 2006, we believe that all Section 16(a) filing requirements applicable to our directors and executive officers with respect to our fiscal year ended September 29, 2006, were timely made.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $6,500, plus out-of-pocket expenses.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2006, as filed with the SEC are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2008 annual meeting of stockholders. To be eligible for inclusion in the Company's 2008 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than October 16, 2007, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2008 annual meeting (but not required to be included in the proxy statement) not later than December 30, 2007 or, in the event that the 2008 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2007 annual meeting, the later of December 30, 2007 or the 10th day following the day on which public announcement of the date of the 2008 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2008 annual meeting.

<u>**APPENDIX TO PROXY STATEMENT**</u>

SKYWORKS SOLUTIONS, INC.

AUDIT COMMITTEE CHARTER

A. PURPOSE AND SCOPE

The primary functions of the Audit Committee (the "Committee") of the Board of Directors (the "Board") are to oversee (i) the audit of the financial statements of Skyworks Solutions, Inc. (the "Corporation") provided to the Securities and Exchange Commission (the "SEC"), the Corporation's shareholders and to the general public, (ii) the Corporation's internal financial and accounting processes, and (iii) the independent audit process.

B. COMPOSITION

The Committee shall consist of a minimum of three directors appointed by the Board, who shall meet the requirements under any rules or regulations of The Nasdaq National Market and any other applicable laws, as may be in effect from time to time.

All members of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement. At least one member of the Committee shall have either (i) past employment experience in finance or accounting, (ii) requisite professional certification in accounting, or (iii) any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC.

The Committee members shall be elected by the Board at the Board meeting following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

C. RESPONSIBILITIES AND DUTIES

The Committee's role is one of oversight, and it is recognized that the Corporation's management is responsible for preparing the Corporation's financial statements and that the independent accounting firm is responsible for auditing those financial statements. To fulfill its responsibilities and duties the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter as conditions dictate, but at least annually, and recommend any proposed changes to this Charter to the Board for approval.

2. Review with representatives of management and representatives of the independent accounting firm the Corporation's audited annual financial statements prior to their filing as part of the Corporation's annual report on Form 10-K. After such review and discussion, the Committee shall recommend to the Board whether such audited financial statements should be included in the Corporation's annual report on Form 10-K. The Committee shall also review with representatives of management and representatives of the independent accounting firm the Corporation's interim financial statements prior to their inclusion in the Corporation's quarterly reports on Form 10-Q.

3. Review with management and the independent accounting firm significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including: (i) any significant changes in the Corporation's selection or application of accounting principles; (ii) any significant issues or changes regarding accounting and auditing principles or practices; (iii) any significant issues regarding the adequacy of the Corporation's internal controls; (iv) the development, selection and disclosure of critical accounting estimates; and (v) analyses of the effect of alternative

assumptions, estimates or generally accepted accounting principles ("GAAP") methods on the Corporation's financial statements.

4. Discuss with management and the independent accounting firm the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

5. Discuss with management the quarterly earnings press releases, including "pro forma" and other "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts, rating agencies and others.

6. Meet periodically to review with management and the independent accounting firm their views on the Corporation's major financial risk exposures, including the Corporation's risk assessment and risk management policies, and the steps management has taken to monitor and control such exposures.

Independent Accounting Firm Oversight

1. Have the sole authority to appoint or replace the independent accounting firm (subject to shareholder ratification), and approve in advance the fees, scope, planning, staffing and terms of any audit and non-audit engagements of the independent accounting firm. The independent accounting firm shall report directly to the Committee.

2. Specifically identify and approve in advance all non-audit services performed by the independent accounting firm. Conduct a periodic review of any ongoing non-audit services to review and approve their continued provision and scope. All non-audit services performed by the independent accounting firm shall be disclosed in the applicable periodic or annual report filed with the SEC, and the Committee shall review the substance of any such disclosure and the considerations relating to the compatibility of such services with maintaining the independence of the accounting firm.

3. Oversee and evaluate the work of the independent accounting firm, including resolution of any disagreement between management and the independent accounting firm regarding financial reporting.

4. Review the experience and qualifications of the senior members of the independent accounting firm engaged on the Corporation's account. Also, review the number of years that the lead audit partner and the audit partner responsible for reviewing the audit have performed audit services for the Corporation in the previous five fiscal years in order to address compliance with the five year mandatory audit partner rotation requirement. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent accounting firm on a regular basis.

5. Receive from the independent accounting firm, on an annual basis, a formal written statement identifying all relationships between the independent accounting firm and the Corporation consistent with Independence Standards Board Standard 1, as it may be modified or supplemented. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact the objectivity and independence of the independent accounting firm.

6. Discuss with representatives of the independent accounting firm, on a quarterly basis, the matters required by the Statement on Auditing Standards 61, as it may be modified or supplemented.

7. Obtain and review reports from the independent accounting firm at least annually regarding: (i) the independent accounting firm's internal quality-control procedures; (ii) any material issues raised by most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the independent accounting firm and the Corporation.

8. Evaluate the qualifications, performance and independence of the independent accounting firm, including whether the adequacy of the independent accounting firm's quality controls and the provision of any permitted non-audit services is compatible with maintaining the independent accounting firm's independence and taking into account the opinions of management and the Corporation's General Auditor.

9. Review reports from the independent accounting firm related to (i) all critical accounting policies and practices used; (ii) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accounting firm; and (iii) other material written communications between the independent accounting firm and management, such as any management letter or schedule of unadjusted differences.

10. Discuss any independent-accounting-firm reports with the independent accounting firm, report to the Board and, if so determined by the Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the independent accounting firm.

11. Establish and maintain clear policies regarding the hiring of employees or former employees of the independent accounting firm who were engaged on the Corporation's account.

12. Obtain from the independent accounting firm adequate assurances: (i) that Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, has not been implicated; and (ii) as to the compliance with (g), (h), (j), (k) and (l) of Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002.

13. Review with the independent accounting firm any significant problems or difficulties the independent accounting firm may have encountered and any management letter provided by the independent accounting firm and the Corporation's response to that letter, including any restrictions on the scope of activities or access to required information, significant changes to the audit plan and any disagreement with management, which if not satisfactorily resolved would have affected the independent accounting firm's opinion.

Compliance and Reporting

1. Engage independent counsel, accounting consultants or other advisors to advise the Committee in connection with any matter within its duties and responsibilities.

2. Monitor compliance by the employees of the Corporation and its subsidiary and controlled affiliated entities with applicable legal requirements and the Corporation's standards of business conduct policies.

3. Review with the Corporation's General Counsel legal matters that may materially affect the financial statements, the Corporation's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

4. Review annually, in consultation with the independent accounting firm and management, the adequacy of the Corporation's internal financial and accounting processes.

5. Prepare and submit, in accordance with the rules of the SEC as modified or supplemented from time to time, a written report of the Committee to be included in the Corporation's annual proxy statement for each annual meeting of the Corporation's stockholders.

6. Review and approve all related-party transactions of the Corporation required to be disclosed pursuant to Item 404 of Regulation S-K.

7. Review with representatives of management and the Director of Internal Audit the charter, plans, activities, staffing, organizational structure and effectiveness of the internal audit function.

Other

1. Meet at least quarterly with the Corporation's senior executive officers, the Director of Internal Audit, and the independent accounting firm in separate executive sessions.

2. Review any other matter brought to its attention within the scope of its duties, including any issue of significant financial misconduct.

3. Establish procedures for (i) the receipt, review, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, as well as potential or suspected violations of

the Corporation's Code of Business Conduct and Ethics; and (ii) the confidential or anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and the receipt and review thereof.

4. Review with the Corporation's Chief Executive Officer and Chief Financial Officer, prior to their quarterly or annual report certification submission to the SEC, (i) all significant deficiencies in the design or operation of internal controls that could adversely affect the Corporation's ability to record, process, summarize and report financial data, and any material weaknesses in the Corporation's internal controls that they have identified for the Corporation's independent accounting firm; (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls; and (iii) whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the Chief Executive Officer's and the Chief Financial Officer's evaluation thereof, including any corrective actions with regard to significant deficiencies and material weaknesses.

5. In consultation with the Corporation's management, periodically review the adequacy of the Corporation's disclosure controls and procedures.

6. Make regular reports to the Board.

7. The Committee may take such other actions regarding the Corporation's financial reporting obligations that are in the best interests of the Corporation as the Committee shall deem appropriate or as shall otherwise be required by The Nasdaq National Market or any other applicable laws.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with GAAP. Those duties are the responsibility of management and the independent accounting firm.